SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Meridian Bioscience, Inc.
(Name of Subject Company (Issuer))

Meridian Bioscience, Inc.
(Name of Filing Person (Offeror))

7% Convertible Subordinated Debentures Due 2006	589602 AB 7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Mark A. Weiss, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,000,000	$1,295**
*	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $16,000,000 in principal amount of the 7% Convertible Subordinated Debentures due 2006 (the “Existing Debentures”) that are subject to the Exchange Offer.

**	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party: Form or Registration No.: Date Filed:	Not applicable. Not applicable. Not applicable. Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:          [  ]

        This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Statement”) is being filed by Meridian Bioscience, Inc., an Ohio corporation (“Meridian”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 for the purpose of amending Item 12 to include new and revised exhibits.

Item 12.      Exhibits

Exhibit Number	Description
(a)(1)* (a)(2)* (a)(3)* (a)(4)* (a)(5)* (a)(6)* (a)(7)* (a)(8)* (a)(9) (a)(10) (a)(11) (d)(1)* (d)(2)* (d)(3)*	Offering Memorandum, dated November 12, 2003

Letter of Transmittal, as amended

Notice of Guaranteed Delivery

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Letter to Clients

Meridian Bioscience, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission and incorporated herein by reference.

Meridian Bioscience, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission and incorporated herein by reference.

Press Release dated November 12, 2003

Press Release dated December 12, 2003

Press Release dated December 23, 2003

Letter dated January 14, 2004 sent to holders of 7% Convertible Subordinated Debentures due 2006

Indenture relating to the 7% Convertible Subordinated Debentures due 2006, by and between Meridian Bioscience, Inc. and U.S. Bank, N.A., as Trustee (incorporated by reference to the Registration Statement No. 333-11077 on Form S-3 filed with the Securities and Exchange Commission on August 29, 1996

Form of Indenture relating to the 5% Convertible Subordinated Debentures due 2013, to be entered into by and between Meridian Bioscience, Inc. and LaSalle Bank, N.A., as Trustee.

Loan and Security Agreement among Meridian, certain of its subsidiaries and Fifth Third Bank Dated as of September 20, 2001 (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K for the year ended September 30, 2002).

*previously filed or incorporated by reference as indicated

Item 1.    Information Required by Schedule 13E-3

                 Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2004	MERIDIAN BIOSCIENCE, INC. BY: /s/Melissa A. Lueke —————————————— Melissa A. Lueke Vice President, Chief Financial Officer and Secretary